SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 6)



                        Merchants Bancshares, Inc.

                               Common Stock

                          Cusip Number 588448100






























Item 1

a.   Name of Issuer:

     Merchants Bancshares, Inc.

b.   Address of Issuer's Principal Executive offices:

          123 Church Street
          Burlington, VT  05401

Item 2

a.   Name of Person Filing:

          The Merchants Bank 401(k) ESOP
          Administration Committee
          Tax I.D.  #03-0284573

b.   Address of Principal Business Office or, if none, Residence:

          123 Church Street
          Burlington, VT  05401

c.   Citizenship:

     U.S.A

d.   Title of Class of Securities:

     Common Stock

e.   CUSIP Number

     588448100

Item 3

     Person Filing is a:

f.   Employee Benefit Plan (401(k) Employee Stock Ownership Plan)

Item 4    Ownership

a.   Amount Beneficially Owed:

     As of December 31, 1995, 598,959 shares were owned by The
     Merchants Bank 401(k) Employee Stock Ownership Plan.


b.   Percent of Class:

     13.506 %

c.   Number of shares as to which such person has:

     i.   Sole power to vote or to direct the vote *

     ii.  Shared power to vote or to direct the vote *

     iii. Sole power to dispose or to direct the disposition of *

     iv. Shared power to dispose or to direct the disposition of *

          The Merchants Bank 401(k) ESOP holds shares of Merchants Bancshares, Inc. for the benefit of the employee participants. If employee participants do not vote their shares, the 401(k) ESOP Administration Committee will vote their shares in accordance with the standard provisions of Section 404 of the Employee Retirement Income Security Act of 1974.

Item 5    Ownership of Five Percent or Less of a Class:

          N/A

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

          The Merchants Bank 401(k) Employee Stock Ownership Plan is composed of employee participants who receive all dividends from, and the proceeds from the sale of said securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company:

          N/A

Item 8    Identification and Classification of Members of the
          Group:

          See Exhibit 1

Item 9    Notice of Dissolution of Group:

          N/A








Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          .......................................................
          Date

          ........................................................
          Signature

          Rebecca O. Decesaro, Personal Trust Administrator of
          Merchants Trust Company, and member of Retirement
          Plan Administration Committee.


































                                 Exhibit 1


                         Position with           Position
     Name             Merchants Bancshares       with Bank

 Rebecca Decesaro                            Personal Trust
                                             Administrator of
                                             Merchants Trust
                                             Company

*Edward Haase       Senior Vice President    Treasurer and Chief
                                             Financial Officer

*Robert Reed        Vice President           Commercial Lender

*John Savage                                 Trust Operations
                                             Officer of Merchants
                                             Trust Company


*Mr. Haase was a committee member until December 8, 1995.
 Mr. Reed was a committee member until November 17, 1995.
 Mr. Savage was a committee member until October 31, 1995.